Exhibit 99.1

Re: Update Regarding Signing of the Searchlight Transaction

Ramat Gan, Israel - June 24, 2019 - B Communications Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: BCOM).

Further to previous reports, B Communications Ltd (“Bcom” or the “Company”) is pleased to report that we have signed a definitive agreement with an investor group led by Searchlight Capital Partners, L.P. (“Searchlight”) and the Fuhrer Family Office (the “Fuhrer Family”) (collectively, the “Transaction”).

The Transaction, if completed, will facilitate an overall cash injection of NIS 640 million into the Company’s treasury, stabilizing and significantly improving the Company’s financial position. As a result of the Transaction, Bcom will fully repay its Series B Debentures and make an early repayment of NIS 614 million on its Series C Debentures, while stabilizing the Company’s operations for the future. The Transaction also reflects an equity component, including carrying out a rights offering issuance for the benefit of the Company’s shareholders.

The Company’s board of directors approved the Transaction considering, inter alia, the results of the Company’s debenture holders’ meetings, including the Series C debenture holders’ meeting held today, and voted in favor of the execution of the agreement.

Darren Glatt, Searchlight Partner, said:

“As an investment firm with significant experience in global communications, we are excited to partner with the existing stakeholders in both Bcom and Bezeq and to serve as a value-added and strategically-oriented investor that will enhance value for the companies and their customers over the long term. We have confidence in the management teams of both Bcom and Bezeq, and we look forward to lending our support to Bezeq’s ongoing efforts to raise the quality of communications infrastructure and services in Israel, particularly around fiber and 5G, for the collective benefit of consumers and businesses, the Israeli communications market, the Israeli economy and the State of Israel.”

RBC and Citi acted as financial advisors to Searchlight in the Transaction. Latham & Watkins, Meitar and Shibolet & Co. acted as legal advisers to Searchlight in the Transaction.

Ami Barlev, the Company’s CEO, added:

“We are excited to enter into the Transaction with Searchlight and the Fuhrer Family. This is an important milestone for the Company and strengthens its future prospects. The Transaction is the result of diligent analysis and thoughtful strategic deliberations over the past six months. Our board, with the assistance of independent financial and legal advisors, determined that the Transaction, upon closing, will deliver significant value to our creditors and to our shareholders.

Further, the Transaction represents an opportunity to introduce new and experienced control shareholders to the Company and to Bezeq. Searchlight has a track record of successfully investing into a wide range of global communications companies and catalyzing successful transitions of their technology and network infrastructure over the course of Searchlight’s involvement.

We have tremendous respect for Searchlight and the Fuhrer Family and we believe that their capabilities and established positions, coupled with Bezeq’s high quality management and operational/financial expertise, will enable Bcom and Bezeq to strengthen their value propositions for their stakeholders, customers and the wider public.

Bcom’s Chairman, Mr. Shlomo Zohar Stated: “The Bcom Board of Directors is pleased to support the Transaction and we would like to thank the representatives of the debenture holders, our shareholders and institutional investors, the trustees and their advisors for their strong commitment and effort throughout the process. The Transaction properly balances the interests of all the parties and enables the Company to meet its obligations. We believe the Transaction represents a favorable outcome for all of our stakeholders, including our employees, whose commitment during the process was critical, and I wish to thank them on a personal level.

The Searchlight transaction includes the purchase of all Internet Gold - Golden Lines Ltd. (“Internet Gold”) holdings in Bcom in consideration for NIS 225 million and a direct investment of NIS 260 million in Bcom. In accordance with the agreement, upon closing, Internet Gold will pay Bcom NIS 345 million (which amount will include the consideration payable by Searchlight to Internet Gold) in consideration for Bcom shares (NIS 35 million in a rights offering issuance) and debentures (NIS 310 million).

The Transaction is expected to be completed during the next few months and is subject to shareholder approval, court approval, regulatory clearances and other customary closing conditions.”

Gissin & Co. served as legal adviser to Bcom and RADHAN served as a financial consultant to Bcom.

About Searchlight:

Searchlight is a global private investment firm with offices in New York, London and Toronto. Searchlight seeks to invest in business where their long-term capital and strategic support accelerate value creation for all stakeholders. For more information, please visit https://www.searchlightcap.com/

For further information, please contact Scherf Communications - Motti Scherf at motti@scherfcom.com.

Notes:

This report is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an available exemption from the registration requirements of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) and applicable U.S. state securities laws. We will not make any public offering of the securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act.

Forward-Looking Statements:

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications’ filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

About B Communications Ltd.

B Communications is a holding company with the controlling interest in Israel’s largest telecommunications provider, Bezeq. For more information please visit the following Internet sites:

www.igld.com

www.bcommunications.co.il

www.ir.bezeq.co.il

For further information, please contact:

Yuval Snir - IR Manager

Yuval@igld.com / Tel: +972-3-924-0000